**ING Life Insurance and Annuity Company
and its Variable Annuity Account C**

University of Texas System Retirement Programs

Supplement dated July 15, 2009 to the Contract Prospectus dated May 1, 2009, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current variable annuity Contract Prospectus for future reference.

The following list replaces the top 25 selling firms list in the "Commission Payments" subsection on page 32 of the Contract Prospectus.

1) SagePoint Financial, Inc.
2) Symetra Investment Services, Inc.
3) Huckin Financial Group, Inc.
4) LPL Financial Corporation
5) Walnut Street Securities, Inc.®
6) ING Financial Partners, Inc.
7) NFP Securities, Inc.
8) Valor Insurance Agency, Inc.
9) Lincoln Financial Securities Corporation
10) Financial Network Investment Corporation
11) NRP Financial, Inc.
12) National Planning Corporation
13) Multi-Financial Securities Corporation
14) Mutual Service Corporation
15) Waterstone Financial Group, Inc.
16) Northwestern Mutual Investment Services, LLC
17) Lincoln Investment Planning, Inc.
18) Cadaret, Grant & Co., Inc.
19) Securities America, Inc.
20) Edward D. Jones & Co., L.P.
21) American Portfolios Financial Services, Inc.
22) Ameritas Investment Corp.
23) First Heartland® Capital, Inc.
24) Lincoln Financial Advisors Corporation
25) Morgan Keegan and Company, Inc.